Exhibit 1.02

Conflict Minerals Report of IMRIS Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of IMRIS Inc. (“IMRIS”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

In accordance with the rules, IMRIS undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in its manufactured medical device products, including Intraoperative Magnetic Imaging movers (iMRI), Intraoperative Computer Tomography movers (iCT), Operating Room Tables and Head Imaging Coils. All other IMRIS products do not contain any conflict minerals and are, therefore, out of scope of this report. In conducting its due diligence, IMRIS applied guidance from the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework.

IMRIS has determined in good faith from its due diligence efforts that for calendar year 2013 conflict minerals used in components for manufacturing IMRIS’ products are “DRC conflict undeterminable” (terms as defined in the 1934 Act).

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

As a company in the medical device business, IMRIS is several levels removed from the actual mining of conflict minerals. IMRIS does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

IMRIS’ due diligence measures included:

-	Determining which conflict minerals are necessary to the functionality or production of a product manufactured or contracted to be manufactured by IMRIS.
-	Adopting a Conflict Mineral Procedure and revised IMRIS’ Supplier Agreement Terms and Conditions to flow down Conflict Minerals requirements to suppliers.
-	Conducting a “Reasonable Country of Origin Inquiries” (RCOI) for “in scope” suppliers to ensure traceability throughout our supply chain to establish the origin of Conflict Minerals.
-	Seeking new resources for suppliers that are determined as “uncommitted” to compliance.

As a result of the due diligence measures described above, IMRIS has determined that the iMRI movers, iCT movers, Operating Room Tables and Head Imaging Coils are DRC conflict undeterminable. IMRIS makes this determination due to a lack of information from its suppliers for certain materials to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.

In the next compliance period, IMRIS intends to implement steps to improve the information gathered from its due diligence to further mitigate the risk that its necessary conflict minerals do not benefit armed groups by increasing the response rate and by taking appropriate follow-up actions per IMRIS’ procedures.